SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002 6/13/2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 _______)

SINGPR1:#23005322v87

On May 29, 2002, Pacific Internet Limited held its Seventh Annual General Meeting.

PACIFIC INTERNET LIMITED
(Incorporated in the Republic of Singapore)

MINUTES OF THE SEVENTH ANNUAL GENERAL MEETING OF PACIFIC INTERNET LIMITED HELD AT RAFFLES CITY CONVENTION CENTRE, LEVEL 4, BRAS BASAH MEETING ROOM, 2 STAMFORD ROAD, SINGAPORE 178882, ON WEDNESDAY, THE 29TH DAY OF MAY 2002 AT 3.00 P.M. SINGAPORE TIME

Present	:	Linda Hoon Siew Kin	- Representative for SembCorp Ventures Pte Ltd/ Alternate Director to Low Sin Leng / Company Secretary
		Berry Kwock	- Representative for SIM Ventures Pte Ltd
		Stefanie Yuen Thio	- Proxy for Cede & Co.
In Attendance	:	Ko Kheng Hwa	- Chairman
		Low Sin Leng	- Deputy Chairman
		Tan Tong Hai	- President and Chief Executive Officer/ Director
		Anthony Chia Whye Liang	- Director
		Yeo Wee Kiong	- Director
		Gracy Choo	- Director
		Lawrence Wee	- Director
		Mah Swee Keong	- Company Secretary
Absent with Apologies	:	Philip Yeo	- Special Adviser to the Board of Directors
		Dr Judy Lim Meng-En	- Director
		Dr Lee Tsao Yuan	- Director
		Chong Phit Lian	- Director
Observers	:	<u>Pacific Internet</u>	
		Ong Teck Guan	- Managing Director, Pacific Internet Singapore
		Tan Jee Toon	- Managing Director, Pacfusion
		Doreen Loh Peck Hoon	- Senior Vice President, Group Human Resource & Administration
		Nancy Tan Hwee Siang	- Senior Vice President, Group Finance
		Foong Tai Hung	- Senior Vice President, Strategic Business & Regional Operations
		David Seng Kah Wai	- Senior Vice President, Regional Business Development
		Sui Wee Chong	- Senior Vice President, Corporate & Consumer (Sales & Marketing)
		Tan Jin Siong	- Senior Vice President, Network Engineering & NOC
		Low Chin Yong	- Vice President, Marketing
		Tay Kuan Ming	- Vice President, Finance
		Low Sau Fun	- Vice President, Info Tech & Lan Admin

Pang Kin Woon	-	Manager, Group Legal
Evelyn Loh	-	Asst Manager, Group Legal
Karen Chan	-	Senior Legal Counsel, Group Legal
Imran Mohamed Noor	-	Legal Counsel, Group Legal
Denise Toh	-	Snr Corporate Secretarial Executive, Group Legal
Ramlah Idris	-	Legal Administrator
Pamela Jacqueline Yeo Mei Lin	-	Manager, Regional Public Relations
Khoo Seok Teng	-	Manager, Investor Relations
Ivy Chew Bee Hoon	-	Manager, Human Resource & Administration
Tang P-Yen	-	Asst Manager, Strategic Operations
Lee Noog	-	Senior Executive, Regulatory
<u>External</u>		
Tan Chian Kong	-	Partner, Ernst & Young
Winston Ngan	-	Partner, Ernst & Young
Seow Kuan Yeow	-	Audit Manager, Ernst & Young
Thio Su Mien	-	Senior Executive Director, TSMP Law Corporation
Thio Shen Yi	-	Executive Director, TSMP Law Corporation
Yong Shao May	-	Advocate & Solicitor, TSMP Law Corporation
Sereena Joy Osman	-	Secretary to Mr Ko Kheng Hwa, EDB

1. CHAIRMAN

Ko Kheng Hwa, Chairman of the Board, took the chair of the Meeting.

2. QUORUM

The Chairman noted that there was a quorum and declared the Meeting open at 3.10 p.m.

3. NOTICE

Notice of Meeting was taken as read.

4. STATEMENT OF DIRECTORS, REPORTS AND AUDITED CONSOLIDATED ACCOUNTS

The Chairman tabled the Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors and invited the shareholders present to put forward any questions on the Accounts.

No questions were put forward by the shareholders and the Chairman requested a shareholder to propose:

"That the Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2001, as tabled, be and are hereby adopted."

Linda Hoon, representative for SembCorp Ventures Pte Ltd, proposed the resolution.

Berry Kwock, representative of SIM Ventures Pte Ltd, seconded the resolution.

The resolution was put to a vote by a show of hands. As all the shareholders represented by their respective representatives and proxy have voted for the resolution, the Chairman declared the resolution carried.

It was **RESOLVED** that the Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2001, as tabled, be and are hereby adopted.

5. RE-APPOINTMENT OF AUDITORS

The Chairman proceeded to deal with the next resolution relating to the re-appointment of Messrs Ernst & Young as the auditors of the Company and to authorize the Directors to fix their remuneration. The Chairman also informed the Meeting that Messrs Ernst & Young, the auditors of the Company, have expressed their willingness to be re-appointed and requested a shareholder to propose:

"That Messrs Ernst & Young be re-appointed as auditors of the Company and that the Directors of the Company be authorized to fix their remuneration."

Berry Kwock, representative of SIM Ventures Pte Ltd, proposed the resolution.

Linda Hoon, representative for SembCorp Ventures Pte Ltd, seconded the resolution.

The resolution was put to a vote by a show of hands. As all the shareholders represented by their respective representatives and proxy have voted for the resolution, the Chairman declared the resolution carried.

It was **RESOLVED** that Messrs Ernst & Young be re-appointed as auditors of the Company and that the Directors of the Company be authorized to fix their remuneration.

6. DIRECTORS' FEES

The Chairman proceeded to deal with the first item of the special business in the agenda of the Meeting which relates to the approval of Directors' fees. The Chairman requested a shareholder to propose:

"That Directors' Fees of S$183,986.30 for the financial year ended December 31, 2001 be and are hereby approved."

Linda Hoon, representative for SembCorp Ventures Pte Ltd, proposed the resolution.

Berry Kwock, representative of SIM Ventures Pte Ltd, seconded the resolution.

The resolution was put to a vote by a show of hands. All the shareholders represented by their respective representatives and proxy voted for the resolution. Ms Stefanie Yuen Thio, proxy for Cede & Co., also voted against the resolution, in accordance with the voting instructions stipulated in the proxy form lodged by Cede & Co. with the Company. As the majority of the shareholders voted for the resolution, the Chairman declared the resolution carried.

It was **RESOLVED** that Directors' Fees of S$183,986.30 for the financial year ended December 31, 2001 be and are hereby approved.

7. AUTHORITY TO ISSUE AND ALLOT SHARES

The Chairman informed the Meeting that the next item of the special business in the agenda of the Meeting dealt with the authority to issue and allot shares in the Company.

The Chairman requested a shareholder to propose and the Company Secretary to read the following resolution:

"THAT, pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to any person or persons and on such terms and conditions and with such rights or restrictions as the Directors may think fit to impose (including but not limited to the issue of ordinary shares by way of a rights issue or otherwise), and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier."

Berry Kwock, representative of SIM Ventures Pte Ltd, proposed the resolution.

Linda Hoon, representative for SembCorp Ventures Pte Ltd, seconded the resolution.

The resolution was put to a vote by a show of hands. All the shareholders represented by their respective representatives and proxy voted for the resolution. Ms Stefanie Yuen Thio, proxy for Cede & Co., also voted against the resolution, in accordance with the voting instructions stipulated in the proxy form lodged by Cede & Co. with the Company. As the majority of the shareholders voted for the resolution, the Chairman declared the resolution carried.

It was **RESOLVED** that pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to any person or persons and on such terms and conditions and with such rights or restrictions as the Directors may think fit to impose (including but not limited to the issue of ordinary shares by way of a rights issue or otherwise), and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier.

8. AUTHORITY TO ISSUE SHARES PURSUANT TO THE 1998 EMPLOYEES' SHARE OPTION PLAN

The Chairman proceeded to deal with the next item of the special business of the agenda which relates to the authority to issue and allot shares of the Company pursuant to the 1998 Employees' Share Option Plan.

The Chairman requested a shareholder to propose and the Company Secretary to read the following resolution:

"THAT, pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to holders of options granted by the Company (whether prior to or on the date hereof or in the future) under the 1998 Employees' Share Option Plan (the "1998 ESOP") established by the Company upon the exercise of such options and in accordance with the terms and conditions of the 1998 ESOP and the option agreements evidencing such options, provided that the aggregate number of ordinary shares to be issued pursuant to this resolution shall not exceed ten percent (10%) of the issued share capital of the Company from time to time, and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier."

Linda Hoon, representative for SembCorp Ventures Pte Ltd, proposed the resolution.

Berry Kwock, representative of SIM Ventures Pte Ltd, seconded the resolution.

The resolution was put to a vote by a show of hands. All the shareholders represented by their respective representatives and proxy voted for the resolution. Ms Stefanie Yuen Thio, proxy for Cede & Co., also voted against the resolution, in accordance with the voting instructions stipulated in the proxy form lodged by Cede & Co. with the Company. As the majority of the shareholders voted for the resolution, the Chairman declared the resolution carried.

It was **RESOLVED** that pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to holders of options granted by the Company (whether prior to or on the date hereof or in the future) under the 1998 Employees' Share Option Plan (the "1998 ESOP") established by the Company upon the exercise of such options and in accordance with the terms and conditions of the 1998 ESOP and the option agreements evidencing such options, provided that the aggregate number of ordinary shares to be issued pursuant to this resolution shall not exceed ten percent (10%) of the issued share capital of the Company from time to time, and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier.

9. <u>AUTHORITY TO ISSUE SHARES PURSUANT TO THE 1999 SHARE OPTION PLAN</u>

The Chairman informed the Meeting that the next item of the special business in the agenda of the Meeting dealt with the authority to issue and allot shares of the Company pursuant to the 1999 Share Option Plan.

The Chairman requested a shareholder to propose and the Company Secretary to read the following resolution:

"THAT, pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to holders of options granted by the Company (whether prior to or on the date hereof or in the future) under the 1999 Share Option Plan (the "1999 SOP") established by the Company upon the exercise of such options and in accordance with the terms and conditions of the 1999 SOP and the option agreements evidencing such options, provided that the aggregate number of ordinary shares to be issued pursuant to this resolution together with the total number of ordinary shares issued under the 1998 ESOP shall not exceed twenty percent (20%) of the issued share capital of the Company on a fully diluted basis, and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier."

Berry Kwock, representative of SIM Ventures Pte Ltd, proposed the resolution.

Linda Hoon, representative for SembCorp Ventures Pte Ltd, seconded the resolution.

The resolution was put to a vote by a show of hands. All the shareholders represented by their respective representatives and proxy voted for the resolution. Ms Stefanie Yuen Thio, proxy for Cede & Co., also voted against the resolution, in accordance with the voting instructions stipulated in the proxy form lodged by Cede & Co. with the Company. As the majority of the shareholders voted for the resolution, the Chairman declared the resolution carried.

It was **RESOLVED** that pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to holders of options granted by the Company (whether prior to or on the date hereof or in the future) under the 1999 Share Option Plan (the "1999 SOP") established by the Company upon the exercise of such options and in accordance with the terms and conditions of the 1999 SOP and the option agreements evidencing such options, provided that the aggregate number of ordinary shares to be issued pursuant to this resolution together with the total number of ordinary shares issued under the 1998 ESOP shall not exceed twenty percent (20%) of the issued share capital of the Company on a fully diluted basis, and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier.

10. <u>ANY OTHER BUSINESS AND TERMINATION</u>

There being no further business, the Meeting closed at 3.40 p.m.

Ko Kheng Hwa
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: ______________________

Name: Tan Tong Hai

Title: President and Chief Executive Officer

Date: June 12, 2002